SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                              Amendment No. 1
                 Under the Securities Exchange Act of 1934

                           JMAR Industries, Inc.
        ------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                 466212 107
        ------------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                              Kernco Trust SA
             2 rue Jargonnant, P.O. Box 6432, CH-1211, Geneva 6
                            Attn: Sunder Advani
                            1-011-4122-707-7030


       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:


                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
                           Attn: Deborah Tuchman

                             November 20, 1998
                       (Date of Event which Requires
                         Filing of this Statement)

          If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

          Check the following box if a fee is being paid with this
          Statement:                               ( )



                                 SCHEDULE 13D

     CUSIP No. 46612 107
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     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Kernco Trust SA
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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
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     (3)  SEC USE ONLY

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     (4)  SOURCE OF FUNDS*

          WC
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     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                  ( )

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     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland
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                                     (7)  SOLE VOTING POWER
                                          750,000 shares of Common
                                          Stock, par value $.01 per
                                          share and 250,000 warrants
                                          convertible into 250,000
                                          shares of Common Stock, par
                                          value $.01 share.
          NUMBER OF
             SHARES                  ---------------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       None
             EACH                    ----------------------------------------
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON WITH                     750,000 shares of Common Stock, par
                                          value $.01 per share and 250,000
                                          warrants convertible into 250,000
                                          shares of Common Stock, par value
                                          $.01 share.
                                    ----------------------------------------
                                    (10)  SHARED DISPOSITIVE POWER
                                          None
     -----------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      750,000 shares of Common Stock, par value $.01 per share and 250,000 warrants convertible into 250,000 shares of Common Stock, par value $.01 share.
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     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES* ( )

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     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          5.5% of the Common Stock when the 250,000 warrants are
          exercised, and 4.1% of the Common Stock when the 250,000
          warrants are not exercised.
     -----------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*  IA

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 This Statement on Schedule 13D (the "Schedule 13D"), is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by Kernco Trust SA ("Kernco"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of JMAR Industries, Inc., a Delaware corporation ("JMAR").


 ITEM 1. SECURITY AND ISSUER.

 This Schedule 13D relates to the Common Stock of JMAR. The principal executive offices of JMAR are located at 3956 Sorrento Valley Blvd., San Diego, California, 92121.


 ITEM 2. IDENTITY AND BACKGROUND.

 This Schedule 13D is filed by Kernco. The principal executive offices of Kernco are located at 2 rue Jargonnont, CH-1211, Geneva 6. Kernco acts as an investment advisor to various entities, organizations and individuals.

 Set forth below are the name, address and present principal occupation or employment with Kernco (except as otherwise indicated) of each director and executive officer of Kernco.

      Name and Address                   Position

 1.   Sunder J. Advani                   Chairman
      10, Avenue Leonard Sismondi
      1224 - Chene-Bougeries
      Switzerland

 2.   Roland Farina                      Financial Director
      Aurefind SA
      rue de Lancy 7
      P.O. Box 117
      1211 GenEve 25
      Switzerland

 3.   MaItre AndrE de Pfyffer            Director
      De Pfyffer & AssociEs
      6, rue FranCois Bellot
      1206 GenEve
      Switzerland

 During the last five years, neither Kernco nor, to the best knowledge of Kernco, any director or executive officer of Kernco has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


 ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 The aggregate purchase price for the Common Stock was $3,400,000 The Common Stock was purchased for investment vehicles ("Investment Vehicles") for which either Kernco or Mikles/Miller Mgmt., Inc. act as investment advisor utilizing funds from the Investment Vehicles.


 ITEM 4. PURPOSE OF TRANSACTION.

 The Common Stock was purchased for investment purposes on behalf of the Investment Vehicles.


 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

 Kernco is the beneficial owner of 5.5% of the Common Stock when the 250,000 are exercised, and the beneficial owner of 4.1% of the Common Stock when the 250,000 are not exercised.


 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 There are no contracts, arrangements, understandings or relationships with respect to the Common Stock.


 ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 None.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 DATED:  March 10, 1999                  Kernco Trust S.A.

                                         By:   /s/ Sunder Advani
                                               --------------------
                                               Sunder Advani